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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. NINE)*


                           Arlington Hospitality, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    041560103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

          H. Andrew Torchia, Richard A. D'Onofrio and Urban 2000 Corp.
                             10300 West Higgins Road
                                    Suite 105
                          Rosemont, Illinois 60018-5618
                                 (847) 803-4900
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  April 5, 2002
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (11-03)

CUSIP No. CUSIP No. 041560103
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    H. Andrew Torchia; ###-##-####
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)

    (b)

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    00
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    United States
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    170,443
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    375,832
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    170,443
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    375,832
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     362,117
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

     Mr. Torchia disclaims beneficial ownership of 184,158 shares listed in
     Nos. 8 and 10 above
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     7.18%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP No. 041560103
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    Richard A. D'Onofrio; ###-##-####
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)

    (b)

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    00
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    United States
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    90,600
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    375,832
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    90,600
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    375,832
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     274,758
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

     Mr. D'Onofrio disclaims beneficial ownership of 191,674 shares listed in Nos. 8 and 10 above
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     5.45%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP No. 041560103
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    Urban 2000 Corp.; 36-3312432
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)

    (b)

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    00
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Delaware
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    375,832
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    -0-
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    375,832
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    -0-
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     375,832
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     7.46%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

         Common Stock, par value $0.005 per share

         Arlington Hospitality, Inc. ("Arlington")
         2355 South Arlington Heights Road
         Suite 400
         Arlington Heights, Illinois  60005

Item 2.  Identity and Background.

         (a)      Name: Urban 2000 Corp. ("Urban")

         (b)      Address of Principal Business Location and Principal Office:

                  10300 West Higgins Road
                  Suite 105
                  Rosemont, Illinois 60018-5618

         (c) The principal business of Urban 2000 Corp. is business development, consulting and investments. The address of Urban's principal business and its principal office is the address given in item 2(b) above.

         (d) During the past five years, Urban has not been convicted in a criminal proceeding.

         (e) During the last five years, Urban has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Urban was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or
                  (ii) a finding of any violation with respect to such laws.

         (f)      Urban is a Delaware corporation.

Item 3.  Source and Amount of Funds or Other Consideration.

         Urban owned an option to acquire up to 68,750 shares of Arlington which expired in October 1999.

Item 4.  Purpose of Transaction.

         The reporting person presently does not have any definite plans regarding an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Arlington or a sale or transfer of a material amount of assets of Arlington or any of its subsidiaries. The reporting person acquired the stock of Arlington solely for investment because of the belief that the stock is undervalued. The reporting person did not at the time of purchase of the stock, and does not presently, plan to acquire control of Arlington.

         The reporting person has been and may continue to be in contact with members of Arlington's Board of Directors, other large shareholders and others regarding strategies for maximizing shareholder value, including, but not limited to, the execution of Arlington's previously announced common stock buy-back program.

         The reporting person reserves the right to acquire additional shares of Common Stock, to dispose of shares of Common Stock or to formulate other purposes, plans or proposals deemed advisable regarding Arlington.

Item 5.  Interest in Securities of the Issuer.

         (a) Urban beneficially owns 375,832 shares of common stock, par value $0.005 per share of Arlington. Of these shares, Urban owns 375,832 shares directly.

         (b) Urban has sole voting power and sole dispositive power with respect to the 375,832 shares of common stock of Arlington.

         (c) Urban and Urban Niles have had no transactions in the class of securities reported on that were effected during the past sixty days. Since the last filing, Urban Niles sold Common Stock as follows:

                           DATE              AMOUNT OF SHARES          PRICE PER SHARE          WHERE PURCHASES
                           ----              ----------------          ---------------          ---------------
                         12/10/03                 7,600                     3.89                   NASDAQ NMS
                         12/10/03                   76                      3.89                   NASDAQ NMS

         (d) Urban is controlled by H. Andrew Torchia, its majority shareholder, sole director, president and treasurer. Richard
                  A. D'Onofrio is a minority shareholder and the secretary of Urban.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Urban is not a party to any contracts, arrangements, understandings or relationships with respect to securities of Arlington.

Item 7.  Material to be filed as Exhibits.

         A joint filing statement is filed as an exhibit to this Schedule 13D.

Items 2-6 inclusive for H. Andrew Torchia

Item 2.  Identity and Background.

         (a)      Name: H. Andrew Torchia

         (b)      Business Address:

                  10300 West Higgins Road
                  Suite 105
                  Rosemont, Illinois 60018-5618

         (c) Mr. Torchia's principal occupation is being the sole director, president and treasurer of Urban and an active partner in various partnerships and limited liability companies.

         (d) During the past five years, Mr. Torchia has not been convicted in a criminal proceeding.

         (e) During the last five years Mr. Torchia has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Mr. Torchia was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to such laws.

         (f)      Mr. Torchia is a Citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         Mr. Torchia exercised options to purchase a total of 45,000 shares during January 1997 and 65,000 shares in September 1997. Mr. Torchia sold a total of 53,857 shares in September 1997. Mr. Torchia used his own funds to exercise the options in January and September 1997.

Item 4.  Purpose of Transaction.

         Mr. Torchia exercised the above referenced options as he considered Arlington shares to be good investment at the time. Mr. Torchia did not at the time of purchase of the stock, and does not presently, plan to acquire control of Arlington.

         The reporting person has been and may continue to be in contact with members of Arlington's Board of Directors, other large shareholders and others regarding strategies for maximizing shareholder value, including, but not limited to, the execution of Arlington's previously announced common stock buy-back program.

         The reporting person presently does not have any definite plans regarding an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or a sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

         The reporting person reserves the right to acquire additional shares of Common Stock, to dispose of shares of Common Stock or to formulate other purposes, plans or proposals deemed advisable regarding the Company.

Item 5.  Interest in Securities of the Issuer.

         (a) Mr. Torchia beneficially owns 546,275 shares of common stock of Arlington. Of these shares, Mr. Torchia owns (1) options to purchase 90,000 shares directly; (2) 65,543 shares directly; and (3) 375,832 shares, 11,400 shares and 3,500 shares indirectly through Urban, Urban Defined Benefit Plan and Rosemont Hotel 398 LP, respectively. Mr. Torchia disclaims beneficial ownership of 184,158 shares owned directly or indirectly by Urban.

         (b) Mr. Torchia has shared voting power and shared dispositive power with respect to the 375,832 shares of common stock of Arlington owned directly and indirectly by Urban. Mr. Torchia has sole voting power and sole dispositive powers with respect to the 170,443 shares of common stock owned directly and indirectly by Mr. Torchia. Mr. Torchia disclaims beneficial ownership of 184,158 shares owned directly or indirectly by Urban.

         (c) Mr. Torchia has not had any transactions in the class of securities reported on that were effected in the past sixty days.

         (d) Mr. Torchia controls Urban and Urban Niles. He is the majority shareholder, sole director, president and treasurer of Urban and the sole director, president and treasurer of Urban Niles.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

         Mr. Torchia is not a party to any contracts, arrangements, understandings or relationships with respect to securities of Arlington.

Item 7.  Material to be filed as Exhibits.

         A joint filing statement is filed as an exhibit to this Schedule 13D.

Items 2-6 inclusive for Richard A D'Onofrio

Item 2.  Identity and Background.

         (a)      Name: Richard A. D'Onofrio

         (b)      Business Address:

                  10300 West Higgins Road
                  Suite 105
                  Rosemont, Illinois 60018-5618

         (c) Mr. D'Onofrio's principal occupation is business development consultant.

         (d) During the past five years, Mr. D'Onofrio has not been convicted in a criminal proceeding.

         (e) During the last five years Mr. D'Onofrio has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Mr. D'Onofrio was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to such laws.

         (f)      Mr. D'Onofrio is a Citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         Mr. D'Onofrio exercised options to purchase a total of 45,000 shares in January 1997. Mr. D'Onofrio sold a total of 50,000 shares from March 1997 to

October 1999. Mr. D'Onofrio used his own funds to exercise the options in January 1997.

Item 4.  Purpose of Transaction.

         Mr. D'Onofrio exercise the above referenced options as he considered Arlington shares to be a good investment at the time.

         The reporting person has been and may continue to be in contact with members of Arlington's Board of Directors, other large shareholders and others regarding strategies for maximizing shareholder value, including, but not limited to, the execution of Arlington's previously announced common stock buy-back program.

         The reporting person presently does not have any definite plans regarding an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Arlington or a sale or transfer of a material amount of assets of Arlington or any of its subsidiaries. The reporting person acquired the stock of Arlington solely for investment because of the belief that the stock is undervalued. The reporting person did not at the time of purchase of the stock, and does not presently, plan to acquire control of Arlington.

                  The reporting person reserves the right to acquire additional shares of Common Stock, to dispose of shares of Common Stock or to formulate other purposes, plans or proposals deemed advisable regarding Arlington.

Item 5.  Interest in Securities of the Issuer.

         (a) Mr. D'Onofrio beneficially owns 466,432 shares of common stock of Arlington. Of these shares, Mr. D'Onofrio owns (1) options to purchase 90,000 shares directly; (2) 600 shares indirectly through Urban Defined Benefit Plan; and (3) 375,832 shares indirectly through Urban. Mr. D'Onofrio disclaims beneficial ownership of 191,674 shares owned directly or indirectly by Urban.

         (b) Mr. D'Onofrio has shared voting power and shared dispositive power with respect to the 375,832 shares of common stock of Arlington owned directly by Urban and Urban Niles. Mr. D'Onofrio has sole voting power and sole dispositive powers with respect to the 90,600 shares of common stock owned directly by Mr. D'Onofrio. Mr. D'Onofrio disclaims beneficial ownership of 191,674 shares owned directly or indirectly by Urban.

         (c) Mr. D'Onofrio has not had any transactions in the class of securities reported on that were effected in the past sixty days.

         (d) Mr. D'Onofrio owns 49% of the common stock of Urban. He is the secretary of Urban.

         (e)      Not Applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

         Mr. D'Onofrio is not a party to any contracts, arrangements, understandings or relationships with respect to securities of Arlington.

Item 7.  Material to be filed as Exhibits.

         A joint filing statement is filed as an exhibit to this Schedule 13D.

Signatures

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January __, 2005

                                                     ---------------------------
                                                     H. Andrew Torchia


                                                     ---------------------------
                                                     Richard A. D'Onofrio


                                                     URBAN 2000 CORP.

                                                     By:
                                                         -----------------------
                                                           H. Andrew Torchia
                                                           President

                             EXHIBIT TO SCHEDULE 13D
                               DATED MAY 28, 2002
                     H. ANDREW TORCHIA, RICHARD A. D'ONOFRIO
                                       AND
                                URBAN 2000 CORP.


                             JOINT FILING AGREEMENT

         H. Andrew Torchia ("Torchia"), Richard A. D'Onofrio ("D'Onofrio") and Urban 2000 Corp., a Delaware corporation ("Urban") hereby agree that the
Schedule 13D to which this statement is attached is filed on behalf of Torchia, D'Onofrio and Urban and that any amendments to this amendment to Schedule 13D may be filed on behalf of Torchia, D'Onofrio and Urban.

May 29, 2002


                                     /s/ H. Andrew Torchia
                                     ---------------------------------
                                     H. Andrew Torchia


                                     /s/ Richard A. D'Onofrio
                                     ---------------------------------
                                     Richard A. D'Onofrio


                                     URBAN 2000 CORP.

                                     By: /s/ H. Andrew Torchia
                                         -----------------------------
                                         H. Andrew Torchia
                                         President